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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.       )*
                                         ------

                           Modtech Holdings, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                         Common Stock, par value $.01
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  60783C100
                     ----------------------------------
                                (CUSIP Number)

                              February 16, 1999
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /x/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 60783C100
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.                            Charles A. Hamilton
     I.R.S. Identification Nos. of above persons (entities only).

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization                         United States

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power               34,500*
 Beneficially
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power             0
 Person With:
                             --------------------------------------------------
                              (7) Sole Dispositive Power          34,500*

                             --------------------------------------------------
                              (8) Shared Dispositive Power        0

-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person 34,500*

-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)            0.3%

-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)                  IN

-------------------------------------------------------------------------------

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CUSIP No. 60783C100
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Infrastructure and Environmental Private Equity Fund III, L.P.  36-4125294

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization                            Delaware

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power                  1,401,067*
 Beneficially
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power                0
 Person With:
                             --------------------------------------------------
                              (7) Sole Dispositive Power             1,401,067*

                             --------------------------------------------------
                              (8) Shared Dispositive Power           0

-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person    1,401,067*

-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares    / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)               10.6%

-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)                     PN

-------------------------------------------------------------------------------

CUSIP No. 60783C100
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Environmental & Information Technology Private Equity Fund III

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization           Federal Republic of Germany

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power                350,268*
 Beneficially
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power              0
 Person With:
                             --------------------------------------------------
                              (7) Sole Dispositive Power           350,268*

                             --------------------------------------------------
                              (8) Shared Dispositive Power         0

-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person  350,268*

-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares    / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)             2.6%

-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)                   OO

-------------------------------------------------------------------------------

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ITEM 1.

    (a)   Name of Issuer

          Modtech Holdings, Inc.
          ---------------------------------------------------------------------

    (b)   Address of Issuer's Principal Executive Offices

          2830 Barrett Avenue
          Perris, CA 92571
          ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Person Filing

          Charles A. Hamilton ("Hamilton"), Infrastructure and Environmental Private Equity Fund III, L.P. ("IEPEF III") and Environmental & Information Technology Private Equity Fund III ("EITPEF").
          ---------------------------------------------------------------------

    (b)   Address of Principal Business Office or, if none, Residence

          Hamilton maintains his principal place of business at 6065 Shelter Bay Avenue, Mill Valley, California 94941. IEPEF III and EITPEF maintain their principal place of business at 233 South Wacker
          Drive, Suite 9500, Chicago, Illinois 60606.
          ---------------------------------------------------------------------

    (c)   Citizenship

          Hamilton is a citizen of the United States. IEPEF III is a Delaware limited partnership. EITPEF is a civil partnership with limitation of liability established under the laws of the Federal Republic of Germany.
          ---------------------------------------------------------------------

    (d)   Title of Class of Securities

          Common Stock, par value $.01
          ---------------------------------------------------------------------

    (e)   CUSIP Number

          60783C100
          ---------------------------------------------------------------------

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ITEM 3.  Not applicable.


ITEM 4.  Ownership

         (a)  Amount beneficially owned

              Hamilton is the record owner of 34,500 shares (which number includes 5,000 common stock options at an exercise price of $9.25 per share, and 10,000 common stock options at an exercise price of $6.00 per share).

              IEPEF III is the record owner of 1,401,067 shares.

              EITPEF is the record owner of 350,268 shares.


         (b)  Percent of Class

              Hamilton is the record owner of 0.3%, based upon 13,258,890 shares outstanding. IEPEF III is the beneficial owner of 10.6%, based upon 13,243,890 shares outstanding. EITPEF is the beneficial owner of 2.6%, based upon 13,243,890 shares outstanding. The shares used to calculate these percentages were reported outstanding on Issuer's 11/12/99 Form 10-Q EDGAR filing.

         (c)  Number of shares as to which the person has

              (i)    Sole power to vote or direct the vote

                     Hamilton     34,500 shares
                     IEPEF III    1,401,067 shares
                     EITPEF       350,268 shares

              (ii)   Shared power to vote or direct the vote

                     N/A

              (iii)  Sole power to dispose or to direct the disposition of

                     Hamilton     34,500 shares
                     IEPEF III    1,401,067 shares
                     EITPEF       350,268 shares

              (iv)   Shared power to dispose or to direct the disposition of

                     N/A


ITEM 5.  Not applicable.

ITEM 6.  Not applicable.


ITEM 7.  Not applicable.


ITEM 8.  See Exhibit 99.1.


ITEM 9.  Not applicable.


ITEM 10. Not applicable.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         Date: April 20, 2000

                         /s/ Charles A. Hamilton
                         -----------------------------------------------
                         CHARLES A. HAMILTON


                         INFRASTRUCTURE AND ENVIRONMENTAL PRIVATE EQUITY FUND III, L.P., a Delaware Limited Partnership

                         By: Infrastructure and Environmental Private Equity Management III, LLC, its general partner

                         By: First Analysis IEPEF Management Company III, LLC, its managing member

                         By:  /s/ Bret R. Maxwell
                              ------------------------------------------------
                              Bret R. Maxwell, Managing Member


                         ENVIRONMENTAL & INFORMATION TECHNOLOGY PRIVATE EQUITY FUND III, Gesellschaft burgarlichen Rechts (mit Haftungsbeschankung), a civil partnership with limitation of liability established under the laws of the Federal Republic of Germany

                         By: Infrastructure and Environmental Private Equity Management III, L.L.C., its Investment Manager

                         By: First Analysis IEPEF Management Company III, LLC, its Managing Member


                         By:  /s/ Bret R. Maxwell
                              ------------------------------------------------
                              Bret R. Maxwell, Managing Member